                       Exhibit 12.1

                            Wendy’s/Arby’s Group, Inc. And Subsidiaries

                             Unaudited Computation of Ratio Earnings to Fixed Charges

	Pro Forma	Nine Months Ended		Pro Forma	Year Ended
	September 28, 2008	September 28, 2008	September 30, 2007	December 30, 2007	December 30, 2007	December 31, 2006	January 1, 2006	January 2, 2005	December 28, 2005
	(In Thousands Except Ratios)
Income (loss) from continuing operations before income taxes and minority interests	$(94,446)	$(99,694)	$(38,635)	$92,392	$9,414	$5,332	$(65,972)	$(13,261)	$(13,269)

Add equity in losses (deduct equity in earnings) of equity investees	(4,124)	754	(873)	(2,327)	2,096	(2,725)	(2,985)	(2,219)	(2,052)

Distribution of earnings from equity investees	11,371	—	2,761	17,526	4,171	5,058	4,805	1,276	—

	(87,199)	(98,940)	(36,747)	107,591	15,681	7,665	(64,152)	(14,204)	(15,321)
Fixed charges:

Interest expense	75,464	41,020	46,164	113,873	61,331	114,088	68,789	34,171	37,225

Interest portion of rent expense (a)	39,973	19,151	18,430	52,084	24,355	23,851	14,488	6,282	5,933

	115,437	60,171	64,594	165,957	85,686	137,939	83,277	40,453	43,158

Adjusted earnings from continuing operations before income taxes and minority interests	$28,238	$(38,769)	$27,847	$273,548	$101,367	$145,604	$19,125	$26,249	$27,837

Ratio of earnings to fixed charges	N/A	N/A	N/A	1.65	1.18	1.06	N/A	N/A	N/A

Amount by which earnings were insufficient to cover fixed charges (b)	87,199	98,940	36,747	N/A	N/A	N/A	64,152	14,204	15,321

(a) Represents approximately one-third of rent expense deemed for this purpose to represent the interest component of rental payments.

(b) Earnings were insufficient to cover fixed charges for these periods.